EXHIBIT 99.1
                                                                    ------------


--------------------------------------------------------------------------------
WESTERN OIL SANDS 2007 INTERIM REPORT

for the three-month period ended June 30


TO OUR SHAREHOLDERS
--------------------------------------------------------------------------------

Western Oil Sands Inc. ("Western") announced today its financial and operating results for the second quarter of 2007. Western generated net revenue of $187.3 million, EBITDAX of $98.4 million, cash flow from operations of $82.7 million ($0.51 per share) and net earnings of $87.5 million ($0.54 per share) in the second quarter of 2007. Net earnings included $39.2 million ($32.3 million net of tax) in net unrealized foreign exchange and risk management (mark-to-market) gains.

      For the second quarter of 2007, production averaged 30,652 barrels per day compared to 15,540 barrels per day in the second quarter of 2006. This significant year-over-year increase is due in part to the impact of the full plant turnaround which occurred in the second quarter of 2006. Compared to the prior year period, Western's financial performance during the second quarter of 2007 was positively impacted by an increase in production, offset in part by lower crude oil price realizations stemming from an eight per cent drop in West Texas Intermediate ("WTI") prices, the further strengthening of the Canadian dollar relative to the US dollar and the widening of the heavy crude oil differential offset in part by a lighter crude oil sales mix.



HIGHLIGHTS

o Western successfully closed a new $805 million Revolving Credit Facility ("Credit Facility"). The Credit Facility was arranged by RBC Capital Markets with a syndicate of leading financial institutions and replaced Western's existing $340 million Revolving Credit Facility. This Credit Facility represents a fundamental component of Western's financing plan as we execute on our growth strategy.

o Western was active with respect to in-situ lease acquisitions during the quarter with the purchase of Leases 418 and 419, both of which are contiguous to our existing in-situ leases. Western's operated in-situ acreage position has now grown to approximately 26,000 acres and we will continue to make opportunistic decisions to add to our asset base over time. Over the balance of the year, Western will be assessing the resource potential associated with our in-situ project as well as the Ells River Project with the assistance of independent evaluators. These results will be communicated as part of our year-end reporting requirements.

o The Joint Venture Owners continue to make progress on Expansion 1 of the AOSP. Construction and engineering of both the upstream and downstream components remain on budget and on schedule with first oil production anticipated in the fall of 2010. Several of the large vessels have arrived at the Scotford Upgrader site while key foundation and infrastructure groundwork is well underway at the Mine.

o Effective August 1, 2007, Mr. Robert Theriault joins WesternZagros Resources Inc. ("WesternZagros"), our wholly-owned subsidiary, as Senior Vice President, Engineering and Operations. Robert will be instrumental in overseeing engineering and operations in Kurdistan. He brings over 30 years of international and domestic experience in upstream and midstream oil and gas operations, including senior management responsibilities for exploration, production and development. With the addition of Robert and other recent new employees in geophysical, geotechnical and operations disciplines, Western has developed a stand-alone organization for its Kurdistan initiative. This team will continue to be enhanced as exploration and development activities progress.


MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of financial condition and results of operations was prepared as of July 24, 2007 and should be read in conjunction with the Interim Unaudited Consolidated Financial Statements for the periods ended June 30, 2007 and 2006 and the Audited Consolidated Financial Statements at December 31, 2006 included in the Annual Report. It offers Management's analysis of the financial and operating results of Western Oil Sands Inc. ("Western") and contains certain forward-looking statements relating, but not limited, to our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "estimate", "expect", "potential", "could", or similar words suggesting future outcomes. We caution readers and prospective investors of the Company's securities not to place undue reliance on forward-looking information as by its nature, it is based on current expectations regarding future events that involve a number of assumptions, inherent risks and uncertainties, which could cause actual results to differ materially from those anticipated by Western. These risks include, but are not limited to, risks of commodity prices in the marketplace for crude oil and natural gas; risks associated with the extraction, treatment and upgrading of mineable oil sands deposits; size and scope  of  expansions;  risks  surrounding  the  level  and  timing  of  capital expenditures required to fulfill the Project's growth strategy; risks of financing these growth initiatives at commercially attractive levels; risks of being unable to participate in expansions and corresponding loss of voting rights in the Athabasca Oil Sands Project ("AOSP"); risks relating to the execution of the Project's optimization strategy; risks involving the uncertainty of estimates involved in the reserve and resource estimation process and ore body configuration/geometry, uncertainty in the assessment of asset retirement obligations, uncertainty in the estimation of future income taxes, uncertainty in the estimation of stock-based compensation and employee future benefits and uncertainty in treatment of capital for royalty purposes; risks surrounding health, safety and environmental matters; risk of foreign exchange rate fluctuations; risks and uncertainties associated with securing the necessary regulatory approvals for expansion initiatives; risks surrounding major interruptions in operational performance; and risks associated with identifying, negotiating and completing our other business development activities, both those that relate to oil sands activities and those that do not, either domestically or abroad. Risks associated with our international initiatives include, but are not limited to, political and economic conditions in the countries in which we intend to operate, risks associated with acts of insurgency or terrorism, changes in market conditions, political risks, including changes in law or government policy, the risks associated with negotiating with foreign governments and risks generally associated with international activity.

      For additional information relating to the risks and uncertainties facing Western, refer to Western's Annual Information Form for the year ended December 31, 2006 which is available on SEDAR at www.sedar.com.

HIGHLIGHTS

                                                               Three Months Ended June 30          Six Months Ended June 30
                                                                 2007               2006            2007              2006
----------------------------------------------------------------------------------------------------------------------------------
Operating Data (bbls/d)
   Bitumen Production                                            30,652            15,540            31,48            20,714
   Synthetic Crude Sales                                         40,250            22,614           40,402            29,861
   Operating Expense per Processed Barrel ($/bbl)                 24.92             62.50            24.49             40.24

Financial Data ($ thousands, except as indicated)
   Net Revenue                                                  187,339            95,633          366,579           234,881
   Realized Crude Oil Sales Price ($/bbl) (1)(2)                64.79 6              6.48            61.65             59.56
   EBITDAX (1)(3)                                                98,428            (8,199)         179,512            53,901
   Turnaround Costs                                                   -            34,899                -            34,899
   Cash Flow from Operations (4)                                 82,737           (20,833)         145,728            26,887
   Cash Flow per Share  -  Basic ($/Share) (1)(5)                  0.51             (0.13)            0.90              0.17
   Net Earnings (Loss) (6)                                       87,480           (22,962)(9)      119,114           (47,795)(9)
   Net Earnings (Loss) Per Share - Basic ($/Share)                 0.54             (0.14)(9)         0.74             (0.30)(9)
   Diluted  -  ($/Share)                                           0.54             (0.14)(9)         0.73             (0.30)(9)
   Net Capital Expenditures (7)                                 166,452            55,828          326,963            91,159
   Long-term Financial Liabilities (8)                          736,101           661,499          736,101           661,499
   Weighted Average Shares Outstanding - Basic (Shares)     161,646,025       161,070,149      161,570,073       160,848,345
==================================================================================================================================

(1)   Please refer to page 14 for the discussion of Non-GAAP financial measures.
(2) Realized Crude Oil Sales Price ($/bbl) is calculated as Oil Sands Revenue less any transportation costs, net of hedging activities, divided by total Synthetic Crude Sales for the period. Please refer to page 4 for the calculation.
(3) Earnings before interest, taxes, depreciation, depletion, amortization, stock based compensation, accretion on asset retirement obligation, risk management and foreign exchange as calculated on page 11.
(4) Cash flow from operations is expressed before changes in non-cash working capital.
(5) Cash flow per share is calculated as cash flow from operations divided by weighted average common shares outstanding, basic.
(6)   Western has not paid dividends in any of the above referenced periods.
(7) Net Capital Expenditures are capital expenditures net of any insurance proceeds received during the period.
(8) Long-term financial liabilities includes long-term debt, option premium liability and lease obligations.
(9) Amounts restated to reflect changes in accounting treatment for stock based compensation under EIC-162.


Operating Results
--------------------------------------------------------------------------------

Production

During the second quarter of 2007, Western's net bitumen production averaged 30,652 barrels per day, nearly double the average 15,540 barrels per day recorded in the second quarter of 2006. This substantial increase is predominantly due to the impact of ceasing the entire operation for the first full plant turnaround which occurred in the second quarter of 2006. Compared to the first quarter of 2007, second quarter production decreased by approximately five per cent. This slight decrease is mainly due to planned and minor unplanned outages during the quarter. Planned outages resulted from unit tie-ins including the new closed loop water cooling plant at the Mine which is expected to increase the operational efficiency. There was also a planned outage at the Mine resulting from the power tie-in of another oil sands project to the electricity grid.

Revenue

NET REVENUE

                                                      Three Months Ended June 30        Six Months Ended June 30
($ thousands, except as indicated)                         2007          2006              2007           2006
------------------------------------------------------------------------------------------------------------------
Revenue
   Oil Sands (1)                                          237,451        137,095          451,009        322,450
   Marketing and Transportation                           103,978         28,632          194,709         51,037
   Total Revenue                                          341,429        165,727          645,718        373,487
------------------------------------------------------------------------------------------------------------------
Purchased Feedstocks and Transportation
   Oil Sands                                               50,457         41,904           85,287         88,109
   Marketing and Transportation                           103,633         28,190          193,852         50,497
   Total Purchased Feedstocks and Transportation          154,090         70,094          279,139        138,606
------------------------------------------------------------------------------------------------------------------
Net Revenue
   Oil Sands (1)                                          186,994         95,191          365,722        234,341
   Marketing and Transportation                               345            442              857            540
   Total Net Revenue                                      187,339         95,633          366,579        234,881
------------------------------------------------------------------------------------------------------------------
Synthetic Crude Sales (bbls/d)                             40,250         22,614           40,402         29,861
Realized Crude Oil Sales Price ($/bbl) (2)                  64.79          66.48            61.65          59.56
==================================================================================================================

(1) Oil Sands Revenue and Net Revenue are presented net of Western's hedging activities.
(2) Realized Crude Oil Sales Price ($/bbl) is calculated as Oil Sands Revenue less any transportation costs divided by total Synthetic Crude Sales for the period. For the three months ended June 30, 2007, $0.1 million (Q2-2006 -$0.3 million) has been incurred for transportation costs related to Oil Sands.

     Western more than doubled its crude oil sales revenue to $341.4 million in the second quarter of 2007 compared to $165.7 million in the prior year period. Crude oil sales revenue during the quarter included $237.5 million from the sale of proprietary production compared to $137.1 million in the second quarter of 2006. The significant increase in revenue compared to the prior year period is a result of lower production levels associated with the full plant turnaround which in turn impacted revenue, offset in part by lower per barrel realized sales prices due to a widening of the heavy crude oil differential and a strengthening of the Canadian dollar relative to the US dollar by over two cents.

     Western generated net revenue of $187.3 million in the second quarter of 2007, after considering the impact of purchased feedstocks and transportation costs downstream of Edmonton. By comparison, net revenue of $95.6 million was recorded in the second quarter of 2006. Feedstocks are crude oil products introduced into the hydrocracking/hydrotreating process and blendstocks introduced into synthetic crude oil products. The cost of these feedstocks varies with world oil markets and the spread between heavy and light crude oil prices.

     Oil sands sales volumes, which include bitumen and purchased feedstocks, averaged 40,250 barrels per day in the second quarter of 2007 compared to 22,614 barrels per day in the second quarter of 2006. This significant increase is largely due to the lower activity in the second quarter of 2006 due to the full plant turnaround.

     During the second quarter of 2007, WTI crude oil averaged US$65.03 per barrel, representing a 12 per cent increase over the first quarter of 2007 but an eight per cent decrease compared to the prior year period. Edmonton PAR prices increased seven per cent in the second quarter of 2007 compared to the first quarter of 2007. This increase corresponds to a similar increase in WTI prices over the comparable time period, however, not to the same magnitude due to the strengthening of the Canadian dollar relative to the US dollar. As Western measures its blended differential to Edmonton PAR, the strengthening of the US/Cdn exchange rate reduces overall sales price realizations.

     Western's blended realized crude oil sales price was $64.79 per barrel in the second quarter of 2007 compared to $66.48 per barrel in the prior year period. Sales price realizations increased by $6.30 per barrel from the first quarter of 2007. Compared to the prior year period, the heavy crude oil differential as a percentage of WTI widened to approximately 33 per cent (US$21.00) from 26 per cent (US$18.00). Consequently, Western received a lower netback on its share of heavy crude oil production from the Project. The heavy crude oil differential as a percentage of WTI narrowed in the prior year period as a result of reduced demand for Canadian heavy crude oil by US refineries as many of them were undertaking normal maintenance programs and turnarounds; however, the heavy crude oil differential remained relatively unchanged compared to the first quarter of 2007.

     The impact of the wider heavy crude oil differential on Western's blended sales price differential was more than offset by the production of a lighter overall sales mix. Over the last several quarters, the Project has continued to make improvements on the conversion process at the Upgrader as capital is deployed to improve efficiency and availability. This results is a narrower Western sales price differential. Combined with external market forces which increased the price Western receives on its Premium Albian Synthetic ("PAS") stream, Western achieved its lowest blended differential as a percentage of Edmonton PAR since the commencement of operations.

Operating Costs

Western reported cash operating costs of $24.92 per processed barrel for the second quarter of 2007. Unit operating costs in the quarter reflect the combined effect of lower production volumes relative to the first quarter of 2007 as well as decreased natural gas prices. In addition, higher expenditures on contract services for maintenance at the Mine and wage escalation also contributed to higher operating costs during the quarter. By comparison, operating costs were $24.07 per processed barrel for the first quarter of 2007 and $39.44 for the second quarter of 2006 excluding the costs of the turnaround, but considering significantly lower volumes. Approximately 70 to 75 percent of the operating cost structure is fixed for the AOSP, therefore, volume variances account for significant fluctuations in reported unit costs.

     Compared to the first quarter of 2007, unit operating costs remained relatively consistent as decreases in natural gas prices were essentially offset by lower economies of scale caused by lower production levels.

OPERATING COSTS

                                                         Three Months Ended June 30     Six Months Ended June 30
($ thousands, except as indicated)                          2007           2006             2007          2006
--------------------------------------------------------------------------------------------------------------------
Operating Expenses For Bitumen Sold
   Operating Expense - Income Statement                    69,229         54,588          139,507        118,518
   Operating Expense - Inventoried                          4,449          5,114            4,688          3,483
   Turnaround Costs - Income Statement                          -         34,899                -         34,899
--------------------------------------------------------------------------------------------------------------------
   Total Operating Expenses For Bitumen Sold               73,678         94,601          144,195        156,900
====================================================================================================================
Sales (barrels per day)
   Total Synthetic Crude Sales                             40,250         22,614           40,402         29,861
   Purchased Upgrader Blend Stocks                         (7,760)        (5,980)          (7,878)        (8,321)
--------------------------------------------------------------------------------------------------------------------
   Synthetic Crude Sales Excluding Blend Stocks            32,490         16,634           32,524         21,540
--------------------------------------------------------------------------------------------------------------------
Operating Expenses Per Processed Barrel ($/bbl) (1)         24.92          62.50            24.49          40.24
Operating Expenses Per Processed Barrel
   Excluding Turnaround Costs ($/bbl) (2)                   24.92          39.44            24.29          31.29
====================================================================================================================

(1) Operating Expenses Per Processed Barrel ($/bbl) is calculated as Total Operating Expenses For Bitumen Sold divided by Synthetic Crude Sales Excluding Blend Stocks.

     The above table calculates operating expenses per processed barrel on the basis of the operating costs that are associated with the synthetic crude sales, excluding purchased blendstocks, for the relevant period. The calculation recognizes that, intrinsic in the Project's operations, bitumen production from the Mine receives an approximate three per cent uplift as a result of the hydrotreating/hydroconversion process, which is included in synthetic crude sales excluding blendstocks.

Royalties

Royalties of $1.2 million were recorded in the second quarter of 2007 compared to $0.7 million in the second quarter of 2006. This year-over-year increase was due to the lower production associated with the full turnaround in the second quarter of 2006 offset in part by lower deemed bitumen royalty prices. Compared to the first quarter of 2007, royalty expenditures are comparable as lower production levels were offset by higher deemed bitumen prices.

     Royalties are calculated at one per cent of the gross revenue from the bitumen produced (based on its deemed value prior to upgrading) until recovery of all capital costs associated with the Muskeg River Mine, together with a return on capital equal to the Government of Canada's federal long-term bond rate. After full Muskeg River Mine capital cost recovery, the royalty is calculated as the greater of one per cent of the gross revenue on the bitumen produced or 25 per cent of the net revenue on the bitumen produced based on deemed bitumen prices.

     Western anticipates a conversion to the 25 per cent of net bitumen revenues in July 2007 until such time as the AOSP's Expansion 1 royalties submission is reviewed and ruled upon. Should the royalty submission be successful then retroactive adjustment to the royalty rate will be made. Ultimately, Western assumes that additional capital incurred to construct future expansions will be added to the capital base for royalty purposes, extending our royalty horizon in the absence of any legislative amendments to the royalty regime.

     The Alberta government announced a review of the oil and gas royalties including oil sands. A panel has been selected and recommendations will be submitted to the government by August 31, 2007. Western, along with industry through their representation in the Canadian Association of Petroleum Producers ("CAPP"), is actively participating in the review process in order to present the opportunities, challenges, and economics associated with oil sands development today and in the future.


Corporate Results
--------------------------------------------------------------------------------

Research, Business Development and Other Expense

Western incurred $11.7 million in research, business development and other expenses in the second quarter of 2007, $6.3 million of which relates specifically to AOSP-related research and development projects. The $11.7 million compares to $7.7 million recorded for the prior year period. The increase is the result of additional efforts in research and business development surrounding heavy minerals and field upgrading technologies in addition to increased allocations of corporate general and administrative expenses associated with business teams focused on our Kurdistan oil opportunity and in-situ (Western-operated and Chevron Ells River) initiatives.

General and Administrative Expense

General and administrative expenses ("G&A") were $5.6 million for the second quarter of 2007, net of allocations to Kurdistan and in-situ divisions, compared to $5.3 million (restated for EIC-162 treatment for stock-based compensation) for the second quarter of 2006. G&A reported for the second quarter of 2006 was restated by $2.1 million with the adoption of EIC 162. Moderate increases in G&A levels are due to inflationary pressures. Western allocates a portion of its G&A expenses that are directly related to our Kurdistan opportunity and in-situ initiatives to Research and Business Development, as explained above.

Insurance Expense

Insurance expenses were $3.3 million in the second quarter of 2007 compared to $2.7 million in the second quarter of 2006. Insurance expenses were higher compared to the prior year period due to additional premiums associated with increased levels of coverage, offset by the strengthening of the US/Cdn exchange rate as the premiums are paid in US dollars but reported for financial statement purposes in Canadian dollars.

Interest Expense

During the second quarter of 2007, financing charges totaled $15.1 million, of which $8.1 million represents capitalized interest relating to Expansion 1. Capitalized interest will increase in the future as we expect to employ a combination of cash flow and debt financing to fund our share of the capital costs of Expansion1. Total financing charges represents a 20 per cent increase from the $12.5 million incurred for financing charges in the second quarter of 2006. Interest expense for the three months ended June 30, 2007 is comprised of $12.9 million (Q2-2006 - $10.9 million) related to interest charges on debt obligations, $0.7 million (Q2-2006 - $0.6 million) on capital lease obligations, $0.9 million (Q2-2006 - $0.9 million) on the option premium liability and $0.6 million (Q2-2006 - nil) for amortization of debt financing costs. The option premium liability relates to Western's strategic crude oil risk management program implemented in the third quarter of 2005, and the deferral of the premiums associated with the put and call options purchased and sold, respectively. Imbedded in the prices of the deferred options is a financing charge which is reported as interest expense.

     The 20 per cent increase in total financing charges compared to the second quarter of 2006 is primarily a function of Western carrying larger balances in its Revolving Credit Facility associated with funding our share of capital costs for Expansion 1. This increase was partially offset by the strengthening of the US/Cdn exchange rate, thereby reducing interest charges on our US denominated Notes which are reported in Canadian dollars. Financing charges increased by $0.5 million in the second quarter of 2007 compared to the first quarter of 2007 due to higher levels of debt partially offset by a strengthening of the US/Cdn exchange rate. Western's total interest charges will increase over the balance of 2007, and over the next several years, as we continue to fund our share of the anticipated capital costs through a combination of cash flow from operations and incremental borrowings. Western will continue to assess our funding requirements for our capital programs and revise our financing plan accordingly as part of our normal course business. Western's new $805 million Revolving Credit Facility (the "Credit Facility") represents a key component of our financing plan for Expansion 1 as well as future AOSP expansions and other key initiatives. Interest rates charged pursuant to the Credit Facility are a function of external credit rating agencies' assessment of the Credit Facility with spreads ranging from nil to 145 basis points.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization ("DD&A") totaled $12.7 million for the second quarter of 2007 compared to $6.8 million in the second quarter of 2006. Since the majority of DD&A depends on production levels, the second quarter of 2006 was lower due to the impact of the full plant turnaround. Incremental reserves associated with Expansion 1 will not be included in the depreciation rate until the assets associated with this expansion commence operations which is anticipated in 2010.

Foreign Exchange

During the second quarter of 2007, Western reported a foreign exchange gain of $41.4 million compared to a gain of $25.8 million in the second quarter of 2006. This gain is the result of a strong Canadian dollar relative to the US dollar at the end of the quarter compared to the month-end rate at the end of the first quarter of 2007, and it results in a lower Canadian equivalent amount on Western's US$450 million long-term debt and deferred option premium liability. Over the quarter, the Canadian dollar has appreciated over seven cents relative to the US dollar. As reference points, the noon-day foreign exchange rate on June30, 2007 was $0.9404 US/Cdn compared to $0.8674 US/Cdn on March 31, 2007 and $0.8969 US/Cdn on June 30, 2006. The average rate for the second quarter of 2007 was $0.9106 US/Cdn compared to $0.8912 US/Cdn for the prior year period and $0.8537 US/Cdn for the first quarter of 2007.

Risk Management Activities

Western paid $5.9 million in option premiums during the second quarter of 2007 associated with its strategic crude oil hedging program implemented in the fall of 2005. In the second quarter crude oil traded within the band of US$52.42 to US$92.41 per barrel established by the pay-collar structure and therefore no additional amounts were paid or received. Premiums are funded by cash flow from operations and incurred on a monthly basis as a result of Western's decision to defer the premiums at the time of the original execution.

     Western is not utilizing hedge accounting treatment under Canadian GAAP for this program and, as a result, certain mark-to-market adjustments flow through our financial statements. These adjustments are created from the changes in the fair market value of the financial instruments employed over the time period in question. For the quarter ended June 30, 2007, Western's risk management assets decreased in value from the amount recorded as at March 31, 2007. This resulted in a mark-to-market loss of $6.4 million ($8.0 million net of tax) primarily due to the strengthening in WTI prices during the quarter partially offset with less time value associated with the options as they approach maturity. This loss does not impact stated cash flow from operations.

                                                       Three Months Ended June 30      Six Months Ended June 30
(Unaudited) ($ thousands)                                2007           2006                2007        2006
------------------------------------------------------------------------------------------------------------------
Risk Management Asset - Beginning of Period              7,151         30,702              26,308      98,426
Decrease in Fair Value                                  (6,438)       (44,478)             25,595    (112,202)
------------------------------------------------------------------------------------------------------------------
Risk Management Asset (Liability) - End of Period          713        (13,776)                713     (13,776)
Less: Current Portion (1)                                1,654         (1,644)              1,654      (1,644)
------------------------------------------------------------------------------------------------------------------
Risk Management Liability - Long-term Portion             (941)       (12,132)               (941)    (12,132)
==================================================================================================================

(1) Current portion represents the fair value of the risk management program that expires within the next 12 months.

Income Taxes

In the second quarter of 2007, Western recorded income tax expense of $23.8 million compared to an income tax recovery of $25.5 million during the same period last year. The recovery in the second quarter of 2006 largely resulted from the turnaround and risk management losses. The expense for the second quarter of 2007 was primarily the result of increased profitability due to increased production levels and the absence of turnaround costs partially offset by the federal income tax rate reduction passed by the House of Commons on June 12, 2007.

     During the first quarter of 2007, the Canadian Federal Government announced its intent to phase out the Accelerated Capital Cost Allowance ("ACCA") which previously allowed oil sands companies to claim a higher amount against taxable income than normally permitted for assets of this nature. Western anticipates that capital associated with base operations and Expansion 1 will be included in the ACCA pool with the ability to claim in excess of 25 per cent, subject to the extent of taxable income from that operation. The impact of tax classification with respect to ACCA for Expansions 2 and beyond is uncertain at thistime.

Net Earnings

During the second quarter of 2007, Western reported net earnings of $87.5 million ($0.54 per share) compared to a net loss of $23.0 million ($0.14 per share) in the second quarter of 2006. Net earnings in the second quarter of 2007 included the impact of $6.4 million ($8.0 million net of tax including the impact of removing $5.9 million of tax deductible option premiums paid in the quarter) in risk management losses, in addition to $41.4 million ($37.4 million net of tax) in foreign exchange gains on our US dollar denominated debt and option premium liability.

                                                 Three Months Ended June 30         Six Months Ended June 30
($ thousands)                                        2007           2006                2007           2006
--------------------------------------------------------------------------------------------------------------
Net Earnings (Loss)                                87,480        (22,962)            119,114        (47,795)

After Tax Impact of:
Add (Deduct):
   Unrealized Risk Management Loss                  7,960         33,683              23,210         78,386
   Unrealized Foreign Exchange Gain               (40,232)       (24,001)            (44,518)       (23,472)
Net Earnings Excluding Unrealized Gain (Loss)      55,208        (13,280)             97,806          7,119
--------------------------------------------------------------------------------------------------------------
Net Earnings Excluding Unrealized Gain (Loss)
   Per Share ($)
      Basic                                           0.34         (0.08)              0.60            0.04
      Diluted                                         0.34         (0.08)              0.60            0.04
==============================================================================================================

     The  following  table  provides  the  reconciliation  between Net  Earnings
(Loss), Cash Flow from Operations (before changes in non-cash working capital) and EBITDAX:

RECONCILIATION: NET EARNINGS (LOSS) TO EBITDAX

                                                               Three Months Ended June 30          Six Months Ended June 30
($ thousands)                                                       2007           2006                2007          2006
------------------------------------------------------------------------------------------------------------------------------
                                                                                (restated)                       (restated)
Net Earnings (Loss) Attributable to Common Shareholders            87,480         (22,962)             119,114     (47,795)

Add (Deduct):
   Depreciation, Depletion and Amortization                        12,712           6,820               25,762      17,366
   Accretion on Asset Retirement Obligation                           339             156                  677         311
   Amortization of Financing Charges                                  553               -                1,289           -
   Stock-based Compensation                                         2,044           2,068                4,132       7,117
   Unrealized Foreign Exchange Gain                               (45,602)        (27,310)             (51,917)    (26,674)
   Unrealized Risk Management Loss                                  6,438          44,478               25,595     112,202
   Future Income Tax Expense (Recovery)                            23,790         (24,948)              35,541     (35,331)
   Interest Expense on Option Premium Liability                       867             934                1,517       1,886
   Cash Settlement on Performance Share Units                           -             (28)              (3,806)     (2,104)
   Cash Settlement on Option Premium Liability                     (5,884)              -              (12,176)          -
   Cash Settlement on Asset Retirement Obligation                       -             (91)                   -         (91)
------------------------------------------------------------------------------------------------------------------------------
Cash Flow From Operations,
Before Changes in Non-Cash Working Capital                         82,737         (20,883)             145,728      26,887
Add: Interest (excluding interest on Option Premium Liability,
   Capitalized Interest and amortization of financing costs)        5,590          11,598               13,151      23,675
Realized Foreign Exchange Loss (Gain)                               4,217           1,551                4,754       1,285
Realized Risk Management Gain                                           -               -                 (120)          -
Current Taxes                                                           -            (584)                  17        (141)
Cash Settlement on Performance Share Units                              -              28                3,806       2,104
Cash Settlement on Option Premium Liability                         5,884               -               12,176           -
Cash Settlement on Asset Retirement Obligation                          -              91                    -          91
------------------------------------------------------------------------------------------------------------------------------
EBITDAX                                                            98,428          (8,199)             179,512      53,901
==============================================================================================================================

     EBITDAX (Earnings before Interest, Taxes, Depreciation, Depletion, Amortization, Stock-based Compensation, Accretion on Asset Retirement Obligation, Foreign Exchange and Risk Management) was $98.4 million for the second quarter of 2007, representing a thirteen-fold increase over the $8.2 million EBITDAX loss recorded for the second quarter of 2006. This increase is due in large part to the impact of the full plant turnaround during the second quarter of 2006. Second quarter 2007 EBITDAX increased $17.3 million compared to the first quarter of 2007 and is largely the result of improved sales price realizations from the prior quarter, partially offset by lower production stemming from planned maintenance events.

     Cash flow from operations before changes in non-cash working capital ("cash flow from operations") was $82.7 million for the second quarter of 2007 compared to a cash use of $20.9 million in the prior year period. Second quarter 2007 cash flow from operations increased $19.7 million over the first quarter of 2007. This increase is again the result of higher sales price realizations due to higher over WTI prices together with the production of a lighter sales mix partially offset by lower production levels.


Financial Position
--------------------------------------------------------------------------------

Bank Debt

During the second quarter of 2007, Western successfully implemented a new $805 million Revolving Credit Facility which replaces the $340 million Revolving Credit Facility. The term of the new Credit Facility is initially five years which can be extended annually at the discretion of the lenders. It has been rated BBB by Standard & Poor's ("S&P") and Ba2 by Moody's Investor Services ("Moody's"). S&P had previously upgraded the rating on Western's US$450 million Notes ("Notes") to BBB, while Moody's upgraded the Notes to Ba2 as part of their rating of the Credit Facility. Western's improved credit profile is reflected in these upgraded ratings as we continue to move towards a corporate investment grade classification.

     During the quarter, Western drew an additional $85 million on its credit facilities, bringing the outstanding drawn balance to $214 million as at June 30, 2007. Additional amounts drawn were used to partially fund Western's share of capital expenditures for Expansion 1 during the quarter. With the new Credit Facility in place, as at June 30, 2007, the undrawn capacity of the Credit Facility totaled $591 million, excluding amounts allocated to letters of credit.

     Western's debt to total capitalization as at June 30, 2007 decreased slightly to 47 per cent from 49 per cent largely due to the benefit associated with a significant strengthening of the US/Cdn exchange rate. Western anticipates the extent of leverage will increase as we continue to fund our share of capital expenditures for Expansion 1, together with our other key growth initiatives, through a combination of cash flow from operations and incremental borrowings.


Capital Expenditures

Western's capital expenditures totaled $166.5 million in the second quarter of 2007 compared to $55.8 million for the comparable period in 2006. Capital expenditures in the second quarter of 2007 included $11.4 million for base operations, $5.0 million for sustaining capital, $134.9 million for expansion related capital including capitalized interest, $6.0 million related to Kurdistan, $4.3 million for Western's in-situ initiatives and $4.9 million for other minor corporate expenditures. Corporate expenditures primarily relate to capitalized legal costs associated with Western's Section IV insurance arbitration proceedings.


Analysis of Cash Resources

Cash balances totaled $4.4 million at June 30, 2007 compared to $6.0 million at June 30, 2006. Cash inflows included: $82.7 million in cash flow from operations, $85.0 million from Credit Facility drawdowns and $1.3 million from the exercise of employee stock options. Cash outflows included: capital expenditures of $166.5 million, $3.4 million for deferred charges and $0.3 million repayment of obligations under capital lease.

     There was a negligible change in working capital during the second quarter of 2007. Reductions to working capital included a $3.8 million increase in accounts receivable and a $2.4 million reduction in accounts payable. These changes were essentially offset by a $4.1 million reduction in inventory and a $2.1million decrease in prepaid expenses. The increase in accounts receivable is the result of higher sales price realizations. The reduction in accounts payable primarily relates to only two months of accrued interest on Western's US dollar long-term notes being included at June 30, 2007 versus five months of accrued interest at March 31, 2007.

Insurance Claims

There were no new significant developments during the second quarter of 2007 with respect to Western's ongoing arbitration proceedings concerning the Cost Overrun and Project Delay insurance policy, known as Section IV. Western anticipates that formal arbitration hearings will commence in September 2007. Amounts owing under all Western's insurance claims total $244 million as of June 30, 2007 not including interest and ongoing costs which could add significantly to the balance to be considered by the arbitration panel.


Flow-Through Shares

As communicated during 2006, the Canada Revenue Agency ("CRA") proposed to challenge the characterization of certain expenditures capitalized as Canadian Exploration Expense ("CEE") which were incurred in 2001 and 2002 and renounced to subscribers of the flow-through share offerings equaling $29.2 million in 2001 and $19.5 million in 2002. Western has yet to be formally reassessed and continues to work with the other Joint Venture Owners to seek resolution of this potential challenge. If the CRA is successful in assessing a change in the characterization of these expenditures, the resulting reduction would impact Western's obligations under the indemnity provisions in the subscription agreements for the flow-through shares and, in turn, would impact Western's reported results.


Outlook for the Remainder of 2007
--------------------------------------------------------------------------------

Western   anticipates   its  share  of  production  from  the  AOSP  to  average
approximately 31,000 to 34,000 barrels per day in 2007 based on production performance for the first half of 2007.

     Western will continue to make opportunistic business decisions to add to our oil sands lease position over time. This initiative, combined with the AOSP's existing lease position, provides a strong platform for Western's future growth. Western continues to pursue downstream integration opportunities to maximize value from our oil sands resources and undeveloped acreage position. Western's advisors, Goldman, Sachs & Co. and TD Securities Inc., are assisting in these activities under the oversight of an ad hoc committee of independent directors of the Board. Western's Board and management team remain committed to maximizing the value of its Canadian oil sands position.

     WesternZagros, our wholly-owned subsidiary, continues to advance its opportunity in the Federal Region of Kurdistan. A seismic program has been initiated with over 350 kilometres completed to date of an initial 650 kilometre program. In addition, WesternZagros continues to augment its organizational capabilities in order to support this initiative.

AOSP Expansion 1 Update

Engineering, procurement and construction activity continues to proceed on plan. Detailed engineering at the Mine is well over 50 per cent complete. During the quarter, key Mine construction efforts were focused on the completion of the Albian Village and the Primary Separation Cell foundation, progression of the deep undergrounds and commencement of structural erection works. At the Upgrader, engineering, construction and procurement activities are following plan. A key milestone for the Upgrader during the quarter was the arrival of three of the five large reactor vessels fabricated in Italy, with the remaining two reactors arriving in July 2007. The Corridor Pipeline expansion also is progressing with a significant amount of pipe already completed. The Project Owners are closely monitoring the ongoing labour negotiations with the building trades. To this point, there have been no labour disruptions at either construction site and the Joint Venture Owners look forward to working with the various trade unions to ensure a peaceful labour environment on our Project. Clearly, we would be disappointed with any labour disruption. In terms of safety, the Project has surpassed seven million man hours without one lost-time incident.

     Western's recently closed Credit Facility represents a fundamental component of our financing strategy for Expansion 1. As previously communicated, we believe our share of the capital expenditures associated with Expansion 1 can be funded through a combination of cash flow from operations and incremental borrowings. Further financing efforts will be required to round out our comprehensive financing plan which will position Western to meet our ongoing commitments for this first 100,000 barrel per day expansion.


Business and Financial Risks
--------------------------------------------------------------------------------

Western is subject to a number of business and financial risks that are typical given the nature of Western's operations. These risks are described in Western's previous public disclosures, including the 2006 Annual Report and Annual Information Form, which are available on the Company's website and SEDAR.


Non-GAAP Financial Measures
--------------------------------------------------------------------------------

Western includes cash flow from operations per share, cash flow from operations excluding hedging activities, earnings before interest, taxes, depreciation, depletion and amortization, stock-based compensation, accretion on asset retirement obligation, foreign exchange gains and gains or losses on risk management activities ("EBITDAX"), EBITDAX excluding hedging activities and net earnings excluding hedging activities as investors may use this information to better analyze our operating performance. We also include certain per barrel information, such as realized crude oil sales price, to provide per unit numbers that can be compared against industry benchmarks, such as the Edmonton PAR benchmark. The additional information should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management believes that, in addition to Net Earnings per Share and Net Earnings Attributable to Common Shareholders (both Canadian GAAP measures), cash flow from operations per share and EBITDAX provide a better basis for evaluating our operating performance, as they both exclude fluctuations on the US dollar denominated Senior Secured Notes and certain other non-cash items, such as depreciation, depletion and amortization, and future income tax recoveries. In addition, EBITDAX provides a useful indicator of our ability to fund our financing costs and any future capital requirements.


Changes in Accounting Policies
--------------------------------------------------------------------------------

Stock-based  Compensation  for  Employees  Eligible to Retire Before the Vesting
Date

For the year ending December 31, 2006, Western retroactively adopted Emerging Issues Committee Abstract 162 ("EIC-162"). EIC-162 required Western to recognize stock-based compensation expense for awards granted to employees eligible for retirement under stock-based compensation plans that contain provisions that allow an employee to continue vesting in an award in accordance with the stated vesting terms after the employee has retired. Accordingly, stock-based compensation expense for the three and six month periods ended June 30, 2006 was increased by $0.2 million and $3.4 million, respectively, included in general and administrative expense, representing the additional compensation expense recognized for employees eligible for retirement during the vesting period.

Financial Instruments

On January 1, 2007, Western adopted the CICA Handbook sections 3855 "Financial Instruments - Recognition and Measurement," 3862 "Financial Instruments - Disclosures," 3863 "Financial Instruments - Presentation," 3865 "Hedges," 1530 "Comprehensive Income," and 3251 "Equity." Other than the effect on Deferred Charges as described under Financial Instruments below, the adoption of the financial instruments standards have not affected the current or comparative period balances on the consolidated financial statements as all financial instruments identified have been fair valued.

     Section 3855 requires that all financial assets be classified as held-for-trading, available-for-sale, held-to-maturity, or loans and receivables and that all financial liabilities must be classified as held-for-trading or other. Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized in earnings. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in other comprehensive income. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

     Derivative instruments are always carried at fair value and reported as assets where they have a positive fair value and as liabilities where they have a negative fair value. Derivatives may be embedded in other financial instruments. Under the new Financial Instrument standards, derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free standing derivative; and the combined contract is not held for trading. When an entity is unable to measure the fair value of the embedded derivative separately, the combined contract is treated as a financial asset or liability that is held-for-trading and measured at fair value with changes therein recognized in the earnings.

     The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received. Subsequent to initial recognition, fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated based upon market prices at reporting date for other similar assets or liabilities with similar terms and conditions, or by discounting future payments of interest and principal at estimated interest rates that would be available to Western at the reporting date.

     Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. Transaction costs related to other financial instruments are generally capitalized and are then amortized over the expected life of the instrument using the effective interest method. Accordingly, the Deferred Charges balance of $13.5 million, consisting of transaction costs relating to the Senior Secured Notes, was reclassified against Long-term Debt effective January 1, 2007 under prospective application. For the three month period ended June 30, 2007, $0.6 million of these costs were included in interest expense under the effective interest method.

     Emerging Issues Committee Abstract 101 ("EIC-101") states that transaction costs relating to line of credit and revolving debt arrangements are excluded from Section 3855. Transaction costs of $3.4 million relating to the new $805 million Revolving Credit Facility are being amortized using the straight-line method over the five year term of the Revolving Credit Facility.

Hedges

Section 3865 replaces the guidance formerly in Section 1650, "Foreign Currency Translation" and Accounting Guideline 13, "Hedging Relationships" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. Western does not have any derivative instruments that are subject to hedge accounting.

Comprehensive Income

Section 1530 establishes new standards for reporting the display of comprehensive income, consisting of net income and Other Comprehensive Income ("OCI"). OCI is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events from non-owner sources and excludes those resulting from investments by owners and distributions to owners. Western has no such transaction and events which would require the disclosure of OCI for the three and six month periods ended June 30, 2007. Any changes in these items would be presented in a consolidated statement of comprehensive income.

Equity

Section 3251 replaces Section 3250, "Surplus" and establishes standards for the presentation of equity and changes in equity during a reporting period, including changes in Accumulated Other Comprehensive Income ("Accumulated OCI"). Any cumulative changes in OCI would be included in Accumulated OCI and be presented as a new category of Shareholder's Equity on the consolidated balance sheets.

Accounting Changes

On January 1, 2007, Western adopted CICA Handbook Section 1506, "Accounting Changes", which revises and replaces former Section 1506, "Accounting Changes". The Section establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors.

Determining the Variability to be Considered in Applying AcG-15

On January 1, 2007, Western prospectively adopted the Emerging Issues Committee issued Abstract163, "Determining the Variability to be Considered in Applying AcG-15", which addresses how an enterprise should determine the variability to be considered in applying AcG-15, "Consolidation of Variable Interest Entities". The adoption of this standard has not affected the current or comparative period balances on the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

                                                                        As at             As at
                                                                      June 30       December 31
(Unaudited) ($ thousands)                                                2007              2006
--------------------------------------------------------------------------------------------------
Assets
Current Assets
   Cash                                                                 4,365             3,139
   Accounts Receivable                                                108,252           110,039
   Inventory                                                           24,804            21,761
   Prepaid Expense                                                      7,108            12,443
   Current Portion of Risk Management (note 12)                         1,654             7,601
                                                                      146,183           154,983
--------------------------------------------------------------------------------------------------
Property, Plant and Equipment (note 2)                              1,909,604         1,606,966
Risk Management (note 12)                                                   -            18,707
Deferred Charges (note 1)                                               3,413            13,503
                                                                    1,913,017         1,639,176
--------------------------------------------------------------------------------------------------
                                                                    2,059,200         1,794,159
==================================================================================================

Liabilities
Current Liabilities
   Accounts Payable and Accrued Liabilities                           201,461           158,501
   Current Portion of Lease Obligations (note 4)                       48,875             1,958
   Current Portion of Option Premium Liability (note 5)                28,090            24,966
                                                                      278,426           185,425
--------------------------------------------------------------------------------------------------

Long-term Liabilities
   Long-term Debt (note 3)                                            681,497           601,385
   Lease Obligations (note 4)                                          11,321            57,480
   Option Premium Liability (note 5)                                   43,283            64,309
   Risk Management (note 12)                                              941                 -
   Asset Retirement Obligation (note 6)                                21,450            20,773
   Future Income Tax (note 11)                                        108,302            73,113
                                                                      866,794           817,060
                                                                    1,145,220         1,002,485
--------------------------------------------------------------------------------------------------

Shareholders' Equity
Share Capital (note 8)                                                557,239           554,233
Contributed Surplus (note 10)                                          13,821            12,890
Retained Earnings                                                     342,920           224,551
                                                                      913,980           791,674
--------------------------------------------------------------------------------------------------
                                                                    2,059,200         1,794,159
==================================================================================================


See Accompanying Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

                                                              Three Months Ended June 30       Six Months Ended June 30
(Unaudited) ($ thousands, except amounts per share)              2007            2006            2007            2006
---------------------------------------------------------------------------------------------------------------------------
Revenues                                                       341,429         165,727          645,718         373,487
Less Purchased Feedstocks and Transportation                   154,090          70,094          279,139         138,606
                                                               187,339          95,633          366,579         234,881
---------------------------------------------------------------------------------------------------------------------------

Expenses
   Royalties                                                     1,152             718            2,344           1,358
   Operating                                                    69,229          89,487          139,507         153,417
   Research, Business Development and Other                     11,651           7,720           29,969          13,742
   General and Administrative                                    5,639           5,278           12,105          14,219
   Insurance                                                     3,284           2,697            7,274           5,361
   Interest (note 7)                                             7,010          12,532           15,957          25,561
   Accretion on Asset Retirement Obligation (note 6)               339             156              677             311
   Depreciation, Depletion and Amortization                     12,712           6,820           25,762          17,366
                                                               111,016         125,408          233,595         231,335
---------------------------------------------------------------------------------------------------------------------------

Earnings (Loss) Before Other Income (Expense)
and Income Taxes                                                76,323         (29,775)         132,984           3,546
Other Income (Expense)
   Foreign Exchange Gain                                        41,385          25,759           47,163          25,389
   Risk Management Loss (note 12)                               (6,438)        (44,478)         (25,475)       (112,202)
---------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Before Income Taxes                            111,270         (48,494)         154,672         (83,267)
Income Tax Expense (Recovery) (note 11)                         23,790         (25,532)          35,558         (35,472)
---------------------------------------------------------------------------------------------------------------------------
Net Earnings (Loss)                                             87,480         (22,962)         119,114         (47,795)
Retained Earnings at Beginning of Period                       255,440         136,348          224,551         161,181
Settlement of Performance Share Unit Plan (note 10)                  -               -             (745)              -
---------------------------------------------------------------------------------------------------------------------------
Retained Earnings at End of Period                             342,920         113,386          342,920         113,386
===========================================================================================================================

Net Earnings (Loss) Per Share (note 9)
   Basic                                                          0.54           (0.14)            0.74           (0.30)
   Diluted                                                        0.54           (0.14)            0.73           (0.30)
===========================================================================================================================

See Accompanying Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             Three Months Ended June 30         Six Months Ended June 30
(Unaudited) ($ thousands)                                      2007             2006               2007           2006
-----------------------------------------------------------------------------------------------------------------------------
Cash Provided By (Used In)
Cash From Operating Activities
   Net Earnings (Loss)                                         87,480         (22,962)            119,114         (47,795)

Non-cash Items:
   Stock-based Compensation (note 10)                           2,044           2,068               4,132           7,117
   Accretion on Asset Retirement Obligation (note 6)              339             156                 677             311
   Depreciation, Depletion and Amortization                    12,712           6,820              25,762          17,366
   Amortization of Financing Charges (note 3)                     553               -               1,289               -
   Interest Expense on Option Premium Liability (note 5)          867             934               1,517           1,886
   Unrealized Loss on Risk Management (note 12)                 6,438          44,478              25,595         112,202
   Unrealized Foreign Exchange Gain (note 3 and 5)            (45,602)        (27,310)            (51,917)        (26,674)
   Future Income Tax Expense (Recovery) (note 11)              23,790         (24,948)             35,541         (35,331)

Cash Items:
   Cash Settlement of Option Premium Liability (note 5)        (5,884)              -             (12,176)              -
   Cash Settlement of Asset Retirement Obligation (note 6)          -             (91)                  -             (91)
   Cash Settlement of Performance Share Unit Plan (note 10)         -             (28)             (3,806)         (2,104)
-----------------------------------------------------------------------------------------------------------------------------
                                                               82,737         (20,883)            145,728          26,887
Decrease (Increase) in Non-cash Working Capital (note 13)     (14,378)         17,070               1,049          30,438
                                                               68,359          (3,813)            146,777          57,325
-----------------------------------------------------------------------------------------------------------------------------
Cash From (Used In) Financing Activities
   Issue of Share Capital (note 8)                              1,250               -               2,514           2,581
   Issue (Repayment) of Long-term Debt, Net                    85,000          31,000             137,000         (10,000)
   Deferred Charges                                            (3,422)              -              (3,422)              -
   Repayment of Obligations Under Capital Lease                  (335)           (336)               (670)           (672)
                                                               82,493          30,664             135,422          (8,091)
-----------------------------------------------------------------------------------------------------------------------------
Cash Invested
   Capital Expenditures                                      (166,452)        (55,828)           (326,963)        (91,159)
   Decrease in Non-cash Working Capital (note 13)              14,472          19,269              45,990          42,373
                                                             (151,980)        (36,559)           (280,973)        (48,786)
-----------------------------------------------------------------------------------------------------------------------------
(Decrease) Increase in Cash                                    (1,128)         (9,708)              1,226             448
Cash at Beginning of Period                                     5,493          15,746               3,139           5,590
-----------------------------------------------------------------------------------------------------------------------------
Cash at End of Period                                           4,365           6,038               4,365           6,038
=============================================================================================================================

See Accompanying Notes to the Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited) (Tabular amounts in $ thousands, except for share amounts)


The interim consolidated financial statements include the accounts of Western Oil Sands Inc. and its subsidiaries (the "Corporation"), and are presented in accordance with Canadian Generally Accepted Accounting Principles. The interim consolidated financial statements have been prepared using the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2006, except as described in Note1. The disclosures provided below are incremental to those included in the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2006.


Note 1. Changes in Accounting Policies
--------------------------------------------------------------------------------

a) Stock-based Compensation for Employees Eligible to Retire Before the Vesting Date

For the year ended December 31, 2006, the Corporation retroactively adopted Emerging Issues Committee Abstract 162 ("EIC-162"). EIC-162 required the Corporation to recognize stock-based compensation expense for awards granted to employees eligible for retirement under stock-based compensation plans that contain provisions that allow an employee to continue vesting in an award in accordance with the stated vesting terms after the employee has retired. Accordingly, stock-based compensation expense for the three and six month periods ended June 30, 2006 was increased by $0.2 million and $3.4 million, respectively, included in general and administrative expense, representing the additional compensation expense recognized for employees eligible for retirement during the vesting period.

b)   Financial  Instruments

On January 1, 2007, the Corporation adopted the CICA Handbook sections 3855 "Financial Instruments - Recognition and Measurement," 3862 "Financial Instruments - Disclosures," 3863 "Financial Instruments - Presentation," 3865 "Hedges," 1530 "Comprehensive Income," and 3251 "Equity." Other than the effect on Deferred Charges as described under Financial Instruments below, the adoption of the financial instruments standards has not affected the current or comparative period balances on the consolidated financial statements as all financial instruments identified have been fair valued.

     Financial  Instruments

Section 3855 requires that all financial assets be classified as held-for-trading, available-for-sale, held-to-maturity, or loans and receivables and that all financial liabilities must be classified as held-for-trading or other. Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized in earnings. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in other comprehensive income. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

     Derivative instruments are always carried at fair value and reported as assets where they have a positive fair value and as liabilities where they have a negative fair value. Derivatives may be embedded in other financial instruments. Under the new Financial Instrument standards, derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivative are the same as those of a free standing derivative, and the combined contract is not held for trading. When an entity is unable to measure the fair value of the embedded derivative separately, the combined contract is treated as a financial asset or liability that is held-for-trading and measured at fair value with changes therein recognized in the earnings.

     The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received. Subsequent to initial recognition, fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated based upon market prices at reporting date for other similar assets or liabilities with similar terms and conditions, or by discounting future payments of interest and principal at estimated interest rates that would be available to the Corporation at the reporting date.

     Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. Transaction costs related to other financial instruments are generally capitalized and are then amortized over the expected life of the instrument using the effective interest method. Accordingly, the Deferred Charges balance of $13.5 million at December 31, 2006, consisting of transaction costs relating to the Senior Secured Notes, was reclassified against Long-term Debt effective January 1, 2007 under prospective application. For the three and six month periods ended June 30, 2007, $0.6 million and $1.3 million, respectively, of these costs were included in interest expense under the effective interest method.

     Emerging Issues Committee Abstract 101 ("EIC-101") states that transaction costs relating to line of credit and revolving debt arrangements are excluded from Section 3855. Transaction costs of $3.4 million relating to the new $805 million Revolving Credit Facility are being amortized using the straight-line method over the five year term of the Revolving Credit Facility.

     Hedges

     Section 3865 replaces the guidance formerly in Section 1650, "Foreign Currency Translation" and Accounting Guideline 13, "Hedging Relationships" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. The Corporation does not have any derivative instruments that have been designated as hedges.

     Comprehensive  Income

     Section 1530 establishes new standards for reporting the display of comprehensive income, consisting of Net Income and Other Comprehensive Income ("OCI"). OCI is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events from non-owner sources and excludes those resulting from investments by owners and distributions to owners. The Corporation has no such transactions and events which would require the disclosure of OCI for the three and six month periods ended June 30, 2007. Any changes in these items would be presented in a consolidated statement of comprehensive income.

     Equity

     Section 3251 replaces Section 3250, "Surplus" and establishes standards for the presentation of equity and changes in equity during a reporting period, including changes in Accumulated Other Comprehensive Income ("Accumulated OCI"). Any cumulative changes in OCI would be included in Accumulated OCI and be presented as a new category of Shareholder's Equity on the consolidated balance sheets.

c)   Accounting Changes

On January  1,  2007,  the  Corporation  adopted  CICA  Handbook  Section  1506,
"Accounting Changes", which revises and replaces former Section 1506, "Accounting Changes". The Section establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors.

d)   Determining the Variability to be Considered in Applying AcG-15

On January 1, 2007, the Corporation prospectively adopted the Emerging Issues Committee issued Abstract 163, "Determining the Variability to be Considered in Applying AcG-15", which addresses how an enterprise should determine the variability to be considered in applying AcG-15, "Consolidation of Variable Interest Entities". The adoption of this standard has not affected the current or comparative period balances on the consolidated financial statements.

Note 2. Property, Plant and Equipment
-----------------------------------------------------------------------------------------------
June 30, 2007                                      Cost       Accum. DD&A*               Net
-----------------------------------------------------------------------------------------------
Athabasca Oil Sands Project

   Producing Assets                           1,445,875          (179,113)         1,266,762
   Capital Leases                                52,705            (6,813)            45,892
   Asset Retirement Obligation                   18,246            (1,466)            16,780
   Expansion 1                                  474,813                 -            474,813
-----------------------------------------------------------------------------------------------
                                              1,991,639          (187,392)         1,804,247

In-Situ Projects                                 51,862                 -             51,862
Kurdistan Exploration Project                    38,291                 -             38,291
Corporate                                        23,231            (8,027)            15,204
-----------------------------------------------------------------------------------------------
                                              2,105,023          (195,419)         1,909,604
===============================================================================================

December 31, 2006                                  Cost       Accum. DD&A*               Net
-----------------------------------------------------------------------------------------------

Athabasca Oil Sands Project
   Producing Assets                           1,414,560          (155,226)         1,259,334
   Capital Leases                                52,705            (5,914)            46,791
   Asset Retirement Obligation                   18,246            (1,145)            17,101
   Expansion 1                                  225,599                 -            225,599
-----------------------------------------------------------------------------------------------
                                              1,711,110          (162,285)         1,548,825

In-Situ Projects                                 25,842                 -             25,842
Kurdistan Exploration Project                    23,954                 -             23,954
Corporate                                        15,726            (7,381)             8,345
-----------------------------------------------------------------------------------------------
                                              1,776,632          (169,666)         1,606,966
===============================================================================================

* Accumulated Depreciation, Depletion and Amortization

At June 30, 2007, costs not currently subject to depreciation, depletion and amortization included $474.8 million (June30, 2006 - $87.4 million) relating to the Athabasca Oil Sands Project ("AOSP") Expansion 1 as it has not been substantially completed and commercial production has not yet commenced. During the three and six month periods ended June 30, 2007, the Corporation capitalized $8.1 million and $13.7 million, respectively (June 30, 2006 - nil) in interest costs relating to Expansion 1. As at June 30, 2007, a total of $16.5 million of interest costs has been capitalized relating to Expansion 1.

All costs included in the In-Situ Projects and the Kurdistan Exploration Project are excluded from depletion as they represent costs related to properties incurred in cost centres that are considered to be in the pre-production stage. Currently, there are no proved reserves in these cost centres. All costs, net of any associated revenues, in these cost centres have been capitalized.

Note 3. Long-term Debt
-----------------------------------------------------------------------------------------------

                                                           June 30, 2007   December 31, 2006
-----------------------------------------------------------------------------------------------
Senior Secured Notes
   US$450 Million - 8.375%, Due May 1, 2012    (a)               467,497             524,385
Revolving Credit Facilities                    (b)               214,000              77,000
-----------------------------------------------------------------------------------------------
                                                                 681,497             601,385
===============================================================================================

a) The Corporation's US dollar denominated Senior Secured Notes (the "Notes") are translated into Canadian dollars at the period end exchange rate. Effective January 1, 2007, transactions costs of US$11.6 million were reclassified against the Notes. As at June 30, 2007, transactions costs were US$10.5 million, net of amortization. During the three and six month periods ended June 30, 2007, transaction costs of $0.6 million and $1.3 million, respectively, have been recognized as interest expense under the effective interest method.

For the three and six month periods ended June 30, 2007, the unrealized foreign exchange gain arising on the Notes was $39.2 million and $44.7 million, respectively (June 30, 2006 - $23.4 million and $22.9 million, respectively). As at June 30, 2007, a total of $230.3 million of unrealized foreign exchange gains had been recognized from the inception of the Notes, approximately $92 million of which has been capitalized as the unrealized gains were recognized prior to commercial operations.

b) The Corporation closed a new $805 million Revolving Credit Facility on June 22, 2007 replacing the existing $340 million Revolving Credit Facility. The new $805 million Revolving Credit Facility has an initial term of five years, maturing June 22, 2012 and is extendible annually at the discretion of the lenders. The Corporation can draw on the Revolving Credit Facility either in Canadian or United States dollars in the form of prime rate loans, bankers acceptances, US base rate loans, LIBOR loans or letters of credit, as applicable. Margins on amounts drawn range from nil to 145 basis points. The Revolving Credit Facility is secured by the Corporation's interest in the mineable oil sands deposits of the AOSP. As at June 30, 2007, $214 million was drawn on the Revolving Credit Facility in Canadian dollars with a further $17 million for issued letters of credit in Canadian dollars. As at June 30, 2006, $31 million was drawn with a further $9.6 million issued as letters of credit under the previous $340 million Revolving Credit Facility.

Note 4. Lease Obligations
-------------------------------------------------------------------------------------------

                                                         June 30, 2007   December 31, 2006
-------------------------------------------------------------------------------------------
Obligations Under Capital Lease                                 48,258              48,928
Operating Lease Guarantee Obligation                            11,938              10,510
-------------------------------------------------------------------------------------------
                                                                60,196              59,438
Less: Current Portion                                           48,875               1,958
-------------------------------------------------------------------------------------------
                                                                11,321              57,480
===========================================================================================

The Obligations Under Capital Lease relates to the Corporation's share of capital costs for the hydrogen-manufacturing unit within the AOSP and have been classified as a current liability as at June 30, 2007 as the underlying credit facility supporting the capital lease will terminate on June 30, 2008. The extension of the underlying credit requires unanimous approval of the AOSP Joint Venture Owners. The Corporation remains the only Joint Venture Owner with obligations under the credit facility as the other Joint Venture Owners have fully repaid their respective obligations. The Corporation will be refinancing its Obligations Under Capital Lease as part of its overall financing strategy.

The Operating Lease Guarantee Obligation relates to the Mobile Equipment Leases. The Corporation is committed to pay its 20 per cent share of an amount equal to 85 per cent of the original cost of the equipment to the lessor at the end of the terms of the leases. Accordingly, the Corporation recognized, as a liability, a portion of this future payment as it relates to the service life of the equipment that has passed. During the three and six month periods ended June 30, 2007, no payments were made in regard to this obligation (June 30, 2006
- $0.4 million and $0.6 million, respectively).


Note 5. Option Premium Liability
--------------------------------------------------------------------------------

The Corporation deferred payment and receipt of the premiums associated with the options described in Note 12(a) until the settlement of the option contracts between 2007 and 2009. During the three and six month periods ended June 30, 2007, $5.9 million and $12.2 million, respectively, was paid in respect to the settlement of the option contracts maturing during the period (June 30, 2006 - nil). The remaining total net premiums payable by the Corporation are US$11.0 million for the remainder of 2007, US$32.4 million for 2008 and US$27.8 million for 2009.

On the dates that the option contracts were entered into, a net liability was recognized on the consolidated balance sheet at the estimated present value of the net premiums payable. Subsequent to the inception dates of the option contracts, interest expense is recognized, with a corresponding increase to the liability, at annual rates ranging from 4.25% to 4.50%. Interest expense recognized for the three and six month periods ended June 30, 2007 was $0.9 million and $1.5 million, respectively (June 30, 2006 - $0.9 million and $1.9 million, respectively). The option premium liability is denominated in US dollars and is translated into Canadian dollars at the period end exchange rate. The unrealized foreign exchange gain arising on the option premium liability for the three and six month periods ended June 30, 2007 was $6.4 million and $7.2 million, respectively (June 30, 2006 - $3.9 million and $3.8 million, respectively).

The  following  table  presents  the  reconciliation  of the net Option  Premium
Liability:

                                             Three Months Ended June 30     Six Months Ended June 30
                                                       2007        2006             2007        2006
-------------------------------------------------------------------------------------------------------
Option Premium Liability at Beginning of Period      82,753      86,464           89,275      85,416
Interest Expense                                        867         934            1,517       1,886
Unrealized Foreign Exchange Gain                     (6,363)     (3,865)          (7,243)     (3,769)
Settlement of Option Premium Liability               (5,884)          -          (12,176)          -
-------------------------------------------------------------------------------------------------------

Option Premium Liability at End of Period            71,373      83,533           71,373      83,533
Less: Current Portion                                28,090      11,717           28,090      11,717
-------------------------------------------------------------------------------------------------------
                                                     43,283      71,816           43,283      71,816
=======================================================================================================


Note 6. Asset Retirement Obligation
--------------------------------------------------------------------------------

The Corporation, in association with its 20 per cent working interest in the AOSP, is responsible for its share of future dismantlement and site restoration costs in the mining, extracting and upgrading activities. The following table presents the reconciliation of the Asset Retirement Obligation:

                                             Three Months Ended June 30     Six Months Ended June 30
                                                       2007        2006             2007        2006
-------------------------------------------------------------------------------------------------------
Asset Retirement Obligation at Beginning of Period   21,111       9,249           20,773       9,094
Liabilities Settled                                       -         (91)               -         (91)
Accretion on Asset Retirement Obligation                339         156              677         311
-------------------------------------------------------------------------------------------------------
Asset Retirement Obligation at End of Period         21,450       9,314           21,450       9,314
=======================================================================================================

The AOSP's Upgrader has retirement obligations for which fair value cannot be reasonably determined because the asset currently has an indeterminate life. The asset retirement obligation for these assets will be recorded in the first period in which the lives of the assets are determinable. The Corporation currently does not have asset retirement obligations associated with In-Situ Projects or the Kurdistan Exploration Project as these projects are in the early stages of development.

Note 7. Interest Expense
-------------------------------------------------------------------------------------------------------

                                             Three Months Ended June 30     Six Months Ended June 30
                                                       2007        2006             2007        2006
-------------------------------------------------------------------------------------------------------
Interest on Long-term Debt (1)                       13,541      10,888           26,842      22,219
Interest on Obligations Under Capital Lease             694         710            1,310       1,456
Interest on Option Premium Liability                    867         934            1,517       1,886
-------------------------------------------------------------------------------------------------------
Total Financing Charges                              15,102      12,532           29,669      25,561
Less: Capitalized Interest for AOSP Expansion 1       8,092           -           13,712           -
-------------------------------------------------------------------------------------------------------
Interest Expense                                      7,010      12,532           15,957      25,561
=======================================================================================================

(1) Interest on Long-term Debt includes amortization of transaction costs of $0.6 million and $1.3 million, respectively, for the three and six month periods (June 30, 2006 - nil).


Cash interest paid for the three and six month periods ended June 30, 2007 was $24.9 million and $27.2 million, respectively (June 30, 2006 - $22.8 million and $24.1 million, respectively). Cash interest received for the three and six month periods ended June 30, 2007 was $0.1 million (June 30, 2006 - $0.1 million).

Note 8. Share Capital
-------------------------------------------------------------------------------------------------------
Issued and Outstanding
                                                                         Number of
                                                                            Shares            Amount
-------------------------------------------------------------------------------------------------------
Common Shares
Balance at December 31, 2006                                           161,378,399           554,233
Issued on Exercise of Employee Stock Options                               327,096             2,514
Exercise of Stock Options Previously Recognized                                  -               492
-------------------------------------------------------------------------------------------------------
Total Share Capital at June 30, 2007                                   161,705,495           557,239
-------------------------------------------------------------------------------------------------------
Outstanding
Stock Options                                                            3,362,258
-------------------------------------------------------------------------------------------------------
Diluted Shares at June 30, 2007                                        165,067,753
=======================================================================================================

Note 9. Net Earnings Per Share
--------------------------------------------------------------------------------

Basic weighted average number of common shares for the three and six month periods ended June 30, 2007 was 161,646,025 and 161,570,073, respectively (June 30, 2006 - 161,070,149 and 160,848,345, respectively). Diluted weighted average number of shares for the three and six month periods ended June 30, 2007 were 163,302,147 and 163,270,988, respectively. Due to a loss for the three and six month periods ended June 30, 2006, no incremental shares were included in the diluted earnings per weighted average number as the effect would have been anti-dilutive.

Note 10. Stock-based Compensation
--------------------------------------------------------------------------------

a)   Stock Option Plan

Under the Corporation's Stock Option Plan, 37,500 options were granted during the three month period ended June 30, 2007 at an average exercise price of $36.72 per share (June 30, 2006 - 10,000 options at an average exercise price of $35.40 per share). The fair values of all options granted during the period are estimated as at the grant date using the Black-Scholes option-pricing model. The weighted-average fair values of the options and the assumptions used in their determination are as follows:

                                             Three Months Ended June 30     Six Months Ended June 30
                                                       2007        2006             2007        2006
-------------------------------------------------------------------------------------------------------
Granted                                              37,500      10,000          121,360     797,540
Weighted-average Fair Value                          $12.52      $14.49           $11.92      $15.98
Risk Free Interest Rate                                4.43%       4.49%            4.22%       4.30%
Expected Life (In Years)                                  4           6            4 - 6           6
Expected Volatility                                      35%         33%         34 - 36%    33 - 43%
Dividend Per Share                                        -           -                -           -
=======================================================================================================

b)   Performance Share Unit Plan

Under the Performance Share Unit Plan ("PSUP"), the Corporation granted nil and 116,700 units during the three and six month periods ending June 30, 2007, respectively (June 30, 2006 - 10,550 and 133,195 units, respectively). During the three and six month periods ended June 30, 2007, no units vested and 109,557 units vested, respectively (June 30, 2006 - nil and 63,111 units, respectively) and the required common shares were acquired and distributed to the PSUP unit holders. The common shares were acquired from the secondary market for $3.8 million, at an average price of $34.74 per share. The Corporation had previously recognized compensation of $2.7 million, with the excess of the amount paid of $1.1 million ($0.7 million net of tax) charged to retained earnings. During 2006, common shares were acquired from the secondary market for $2.1 million, at an average price of $32.89 per share. The following table presents the reconciliation of the number of Performance Share Units:

                                             Three Months Ended June 30     Six Months Ended June 30
                                                       2007        2006             2007        2006
-------------------------------------------------------------------------------------------------------
Outstanding at Beginning of Period                  243,433     219,502          237,670     160,128
Granted                                                   -      10,550          116,700     133,195
Exercised                                                 -           -         (109,557)    (63,111)
Forfeited                                                 -           -           (1,380)       (160)
-------------------------------------------------------------------------------------------------------
Outstanding at End of Period                        243,433     230,052          243,433     230,052
=======================================================================================================

c)   Deferred Share Unit Plan

Under the Deferred Share Unit Plan ("DSUP"), for the three and six month periods ended June 30, 2007, the Corporation recognized $0.1 million and $0.4 million, respectively, (June 30, 2006 - $1.9 million and $3.7 million, respectively) as compensation expense in General and Administrative Expenses. No Deferred Share Units ("DSU") were redeemed for cash or shares of the Corporation for the three and six month periods ended June 30, 2007 (June 30, 2006 - nil). The Corporation had 30,106 DSUs outstanding at June 30, 2007 (June 30, 2006 - 8,923). As at June 30, 2007, the Corporation had $1.1 million recorded in Accounts Payable and Accrued Liabilities associated with the DSUP.

d)   Stock-based Compensation

For the three and six month periods ended June 30, 2007, the Corporation recognized $2.0 million and $4.1 million, respectively, (June 30, 2006 - $2.1 million and $7.1 million, respectively) in compensation expense related to stock-based compensation in General and Administrative Expenses. For the three month period ended June 30, 2007, the compensation expense was comprised of $1.2 million (June 30, 2006 - $1.4 million) in respect to the Corporation's stock option plan and $0.9 million (June 30, 2006 -$0.7 million) in respect to the Corporation's Performance Share Unit Plan. For the six month period ended June 30, 2007, the compensation expense is comprised of $2.5 million (June 30, 2006 - $5.4 million) in respect to the Corporation's stock option plan and $1.7 million (June 30, 2006 - $1.7 million) in respect to the Corporation's Performance Share Unit Plan.

e)   Contributed  Surplus

The following table presents the reconciliation of Contributed Surplus:

                                             Three Months Ended June 30     Six Months Ended June 30
                                                       2007        2006             2007        2006
-------------------------------------------------------------------------------------------------------
Contributed Surplus at Beginning of Period           12,009       6,033           12,890       3,474
Stock-based Compensation Expense                      2,044       2,068            4,132       7,117
Settlement of Performance Share Unit Plan                 -         (28)          (2,709)     (2,104)
Exercise of Stock Options Previously Recognized        (232)          -             (492)       (414)
-------------------------------------------------------------------------------------------------------
Contributed Surplus at End of Period                 13,821       8,073           13,821       8,073
=======================================================================================================

Note 11. Income Tax
-------------------------------------------------------------------------------------------------------

                                             Three Months Ended June 30     Six Months Ended June 30
                                                       2007        2006             2007        2006
-------------------------------------------------------------------------------------------------------
Current Income Tax Expense                                -        (584)              17        (141)
Future Income Tax Expense (Recovery)                 23,790     (24,948)          35,541     (35,331)
-------------------------------------------------------------------------------------------------------
Income Tax Expense (Recovery)                        23,790     (25,532)          35,558     (35,472)
-------------------------------------------------------------------------------------------------------

The future income tax liability consists of:

                                                                   June 30, 2007   December 31, 2006
-------------------------------------------------------------------------------------------------------
Future Income Tax Assets
   Unrealized Loss on Risk Management                                     21,760              19,375
   Net Losses Carried Forward                                                  5               2,908
   Impairment of Long-lived Assets                                           674                 686
   Share Issue Costs                                                         325                 510
Future Income Tax Liabilities
   Capital Assets in Excess of Tax Values                               (108,262)            (79,824)
   Unrealized Foreign Exchange Gain and Debt Issue Cost                  (22,804)            (16,768)
-------------------------------------------------------------------------------------------------------
Net Future Income Tax Liability                                         (108,302)            (73,113)
=======================================================================================================

The following table reconciles income taxes calculated at the Canadian statutory rate of 32.12% (June 30, 2006 - 34.50%) with actual income taxes:

                                             Three Months Ended June 30     Six Months Ended June 30
                                                       2007        2006             2007        2006
-------------------------------------------------------------------------------------------------------
Net Earnings Before Income Taxes                    111,270     (48,494)         154,672     (83,267)
Income Tax Expense at Statutory Rate                 35,740     (16,341)          49,680     (28,727)
Effect of Tax Rate Changes and Timing of Use         (4,265)     (5,006)          (5,290)     (4,341)
Non-taxable Portion of Foreign Exchange Gain         (9,123)     (4,682)         (10,141)     (4,581)
Non-deductible Expenses                                  76         130              152         326
Resource Allowance                                        -          26                -           3
Stock-based Compensation                                657         693              457       1,757
Provision to Actual                                     705         232              683         232
Current Income Tax Expense (Recovery)                     -        (584)              17        (141)
-------------------------------------------------------------------------------------------------------
Income Tax Expense (Recovery)                        23,790     (25,532)          35,558     (35,472)
=======================================================================================================

Note 12. Financial Instruments and Risk Management
--------------------------------------------------------------------------------

The Corporation's financial instruments that are included in the Consolidated Balance Sheet are comprised of cash and cash equivalents, accounts receivable, risk management activities, accounts payables and accrued liabilities, option premium liability and long-term borrowings.

a)   Commodity-pricing  Agreements

The Corporation has entered into various commodity-pricing agreements designed to mitigate the exposure to the volatility of crude oil prices in US dollars, thereby providing greater certainty of future cash flow from the sale of the Corporation's synthetic crude oil products. This risk management strategy is intended to protect the Corporation's base and future capital programs and ensure the funding of debt obligations. These commodity-pricing agreements are accounted for under fair value accounting as they did not qualify or have not been designated as hedges for accounting purposes.

The Corporation has put options at strike prices ranging from US$50.00 to US$55.00 per barrel, averaging US$52.42 per barrel for the three year period beginning January 1, 2007. The premiums for the purchased put options were partially offset through the sale of call options at strike prices ranging from US$90.00 to US$95.00 per barrel, averaging US$92.41 per barrel for the three year period beginning January 1, 2007, resulting in a net premium liability. Payment of the net premium liability is deferred until the settlement of the option contracts between 2007 and 2009.

As at June 30, 2007, the Corporation had the following put and call options outstanding:

                                                             2007             2008              2009
-------------------------------------------------------------------------------------------------------
Barrels Per Day
   Put Options Purchased                                   20,000           20,000            20,000
   Call Options Sold                                       10,000           15,000            15,000
US$ Per Barrel
   Average Put Strike Price                                US$52.50         US$54.25          US$50.50
   Average Call Strike Price                               US$92.50         US$94.25          US$90.50
=======================================================================================================

The fair value of the option contracts was recognized on the consolidated balance sheet on the dates they were entered into. The counterparties to these put and call options have investment grade credit ratings, thereby partially mitigating the credit risk associated with these financial instruments. The following table presents the reconciliation of the Risk Management Asset (Liability):

                                             Three Months Ended June 30     Six Months Ended June 30
                                                       2007        2006             2007        2006
-------------------------------------------------------------------------------------------------------
Risk Management Asset at Beginning of Period          7,151      30,702           26,308      98,426
Unrealized Loss on Risk Management                   (6,438)    (44,478)         (25,595)   (112,202)
-------------------------------------------------------------------------------------------------------
Risk Management Asset (Liability) at End of Period      713     (13,776)             713     (13,776)
Less: Current Portion                                 1,654      (1,644)           1,654      (1,644)
-------------------------------------------------------------------------------------------------------
                                                       (941)    (12,132)            (941)    (12,132)
=======================================================================================================

The following table presents the net losses from risk management activities:

                                             Three Months Ended June 30     Six Months Ended June 30
                                                       2007        2006             2007        2006
-------------------------------------------------------------------------------------------------------
Realized Gain on Risk Management                          -           -              120           -
Unrealized Loss on Risk Management                   (6,438)    (44,478)         (25,595)   (112,202)
-------------------------------------------------------------------------------------------------------
Risk Management Loss                                 (6,438)    (44,478)         (25,475)   (112,202)
=======================================================================================================

b)   Fair  Values  of  Financial  Assets  and  Liabilities

The fair values of financial instruments that are included in the Consolidated Balance Sheets, other than long-term borrowings, approximate their carrying amount due to the relatively short period to maturity of these instruments or have interest rates that approximate their fair value.

                                            June 30, 2007                  December 31, 2006
---------------------------------------------------------------------------------------------------
                                  Balance Sheet                     Balance Sheet
                                         Amount     Fair Value             Amount     Fair Value
---------------------------------------------------------------------------------------------------
Floating Rate Debt
   Revolving Credit                     214,000        214,000             77,000         77,000
   Lease Obligation                      60,196         60,196             59,438         59,438
Fixed Rate Debt
   US Senior Secured Notes              467,497        508,842            524,385        584,034
---------------------------------------------------------------------------------------------------
Long-term Borrowings                    741,693        783,038            660,823        720,472
===================================================================================================

Note 13. Changes in Non-cash Working Capital
-------------------------------------------------------------------------------------------------------

                                             Three Months Ended June 30     Six Months Ended June 30
Source/(Use)                                           2007        2006             2007        2006
-------------------------------------------------------------------------------------------------------
Operating Activities
   Accounts Receivable                               (3,805)     21,975            1,787      47,660
   Inventory                                          4,146       6,219           (3,043)     (4,680)
   Prepaid Expense                                    2,144       2,138            5,335       2,807
   Accounts Payable and Accrued Liabilities         (16,863)    (13,262)          (3,030)    (15,349)
-------------------------------------------------------------------------------------------------------
                                                    (14,378)     17,070            1,049      30,438
=======================================================================================================

Investing Activities
   Accounts Payable and Accrued Liabilities          14,472      19,269           45,990      42,373
=======================================================================================================

CORPORATE INFORMATION


Officers

JAMES C. HOUCK
President and Chief Executive Officer

JOANNE L. ALEXANDER
Vice President and General Counsel

DAVID A. DYCK
Senior Vice President, Finance and Chief Financial Officer

STEVE D. L. REYNISH
Executive Vice President and Chief Operating Officer


Senior Management

JOHN FRANGOS
President, Western Oil Development Inc.

M. SIMON HATFIELD
Vice President and Managing Director, Oil & Gas

JACK D. JENKINS
Vice President, Corporate Planning & Human Resources

GERRY LUFT
Vice President, Downstream

RAY MORLEY
Vice President, Business Development

GRAIG RITCHIE
Vice President, Oil Sands


Directors

GUY J. TURCOTTE
Chairman of the Board,
Western Oil Sands Inc.
Calgary, Alberta

DAVID J. BOONE
President and Director,
Escavar Energy
Calgary, Alberta

FRED J. DYMENT
Independent Businessman
Calgary, Alberta

JAMES C. HOUCK
President and Chief Executive Officer,
Western Oil Sands Inc.
Calgary, Alberta

OYVIND HUSHOVD
Corporate Director
Kristiansand, Norway

JOHN W. LILL
Executive Vice President and Chief Operating Officer,
Dynatec Corporation
Richmond Hill, Ontario

RANDALL OLIPHANT
Chairman and Chief Executive Officer,
Rockcliff Group Limited
Toronto, Ontario

MAC H. VAN WIELINGEN
Co-Chairman,
ARC Financial Corporation
Calgary, Alberta


Head Office

Suite 2400, Ernst & Young Tower
440 - 2nd Avenue S.W.
Calgary, Alberta T2P 5E9
Phone: (403) 233-1700
Fax: (403) 234-9156


Website

www.westernoilsands.com


Auditors

PRICEWATERHOUSECOOPERS LLP
Calgary, Alberta


Legal Counsel

MACLEOD DIXON LLP
Calgary, Alberta

PAUL, WEISS, RIFKIND, WHARTON
& GARRISON LLP
Washington, D.C., USA


Independent Evaluators

GLJ PETROLEUM CONSULTANTS LTD.
Calgary, Alberta

NORWEST CORPORATION
Calgary, Alberta


Registrar and Transfer Agent

VALIANT TRUST COMPANY
Calgary, Alberta


Stock Exchange Listing

THE TORONTO STOCK EXCHANGE
Trading Symbol: WTO

Code of Conduct

Western's Code of Conduct is available on our website in the Governance section.